UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                          Devon Energy Corporation
                              (Name of Issuer)

                   Common Stock, par value $0.10 per share
                       (Title of Class of Securities)

                                 73-0311467
                               (CUSIP Number)

                             Gregory F. Pilcher
                     Vice President and General Counsel
                           Kerr-McGee Corporation
                          123 Robert S. Kerr Avenue
                        Oklahoma City, Oklahoma 73102
                               (405) 270-1313
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               August 2, 1999
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











































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

CUSIP No. 73-0311467

1.   Name of Reporting Person.
     I.R.S. Identification Number of Above Person (Entities Only).

          Kerr-McGee Corporation

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [  ]
          (b)  [  ]

3.   SEC Use Only


4.   Source of Funds (See Instructions)
          Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [  ]

6.   Citizenship or Place of Organization
          Delaware

                7.    Sole Voting Power
Number of                  0
Shares
Beneficially    8.    Shared Voting Power
Owned by                   9,954,000
Each
Reporting       9.    Sole Dispositive Power
Person With:               0

                10.   Shared Dispositive Power
                           9,954,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          9,954,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          [  ]

13.  Percent of Class Represented by Amount in Row (11)
          20.4%

14.  Type of Reporting Person (See Instructions)
          CO

                                AMENDMENT NO. 5

          The Statement on Schedule 13D relating to the Common Stock, par value $0.10 per share ("Shares"), of Devon Energy Corporation ("Devon"), which was initially filed on January 8, 1997 (the "Initial Statement") by Kerr-McGee Corporation ("Kerr-McGee") and amended by Amendment No. 1, as filed on May 28, 1999, Amendment No. 2, as filed on July 18, 1999, Amendment No. 3, as filed on July 22, 1999, and Amendment No. 4, as filed on August 4, 1999, is hereby further amended as set forth herein. Capitalized terms used but not defined herein shall have the meanings as set forth in the Initial Statement. Amendment No. 4 is amended and restated in its entirety by the following text:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is amended by adding the following text to the end thereof:

          On August 2, 1999, Kerr-McGee closed its public offering of $287,259,450 aggregate principal amount of its 5-1/2% Exchangeable Notes due August 2, 2004 (the "DECS"). The underwriters have an option, exercisable for a thirty-day period following August 2, 1999 to cover over-allotments, if any, for an additional $43,088,924 aggregate principal amount of DECS.

          On August 2, 2004, holders of the DECS, who at that time may be any member of the public, will receive for each DEC between approximately 0.85 and 1.00 Shares of Devon, depending on the average trading price of Shares at that time, or, at the option of Kerr-McGee, the cash equivalent. The terms of the rights and obligations of holders of DECS to receive Shares are more fully described in Exhibits 5, 6 and 7 hereto, which are incorporated herein by reference.

          Until the proper delivery and receipt of the Shares, if any, on August 2, 2004, holders of DECS are not entitled to any rights with respect to the Shares, including, without limitation, the right to dispose, transfer, vote or receive any dividend or other distribution. Kerr-McGee may not redeem the DECS until August 2, 2004. Kerr-McGee is not prohibited from disposing, transferring or voting the Shares, except pursuant to the Stock Agreement, which will terminate on the effectiveness of the Merger of Devon and PennzEnergy Company.

Item 7.   Material to be Filed as Exhibits.

          Item 7 is amended by adding the following text to the end thereof:

5. Indenture, dated as of August 1, 1982, between Kerr-McGee and Citibank, N.A., filed as Exhibit 4.1 to Form S-3 Registration Statement (File No. 2-78952).

6. First Supplemental Indenture, dated as of May 7, 1996, between Kerr-McGee and Citibank, N.A., filed as Exhibit 4.1 to Form 8-K Current Report (File No. 001-03939), filed on July 29, 1999.

7. Form of Second Supplemental Indenture, between Kerr-McGee and Citibank, N.A., filed as Exhibit 4.2 to Form 8-K Current Report (File No. 001-03939), filed on July 29, 1999.


                                   SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 5, 1999

                          KERR-McGEE CORPORATION


                          By:        /s/ John C. Linehan
                               ----------------------------------------
                               Name:     John C. Linehan
                               Title:    Executive Vice President and
                                         Chief Financial Officer
















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